CSR ACQUISITION CORP.

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

August 19, 2020

VIA EMAIL & EDGAR

Kevin Dougherty

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CSR Acquisition Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-240277)

Dear Mr. Dougherty:

The Company hereby withdraws its prior acceleration request, dated August 17, 2020, with respect to its Registration Statement on Form S-1 (File No. 333-240277).

Please contact Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 should you require further information.

Very truly yours,

CSR Acquisition Corp.

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

cc:	Kirkland & Ellis LLP

Christian O. Nagler, Esq. and Peter S. Seligson, Esq.